UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ____

Commission file number 0-20388

A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

LITTELFUSE, INC. 401(K) RETIREMENT AND SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office.

Littelfuse, Inc.

8755 W. Higgins Road

Suite 500

Chicago, Illinois 60631

Financial Statements and Supplemental Schedule Littelfuse, Inc. 401(k) Retirement and Savings Plan Years Ended December 31, 2012 and 2011 With Report of Independent Registered Public Accounting Firm

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Plan Management

Littelfuse, Inc. 401(k) Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Retirement and Savings Plan as of December 31, 2012, and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Littelfuse, Inc. 401(k) Retirement and Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

EY

May 28, 2013

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$49,773,009	$44,722,763
Receivables:
Company contributions	928,036	391,343
Participant contributions	-	53,663
Notes receivable from participants	584,377	536,714
Total receivables	1,512,413	981,720
Net assets available for benefits	$51,285,422	$45,704,483

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$5,253,474	$(1,096,060)
Interest and dividends	1,301,412	1,452,531
	6,554,886	356,471

Interest income on notes receivable from participants	33,296	29,486

Contributions:
Company	2,050,018	2,178,561
Participants	2,605,089	2,084,307
Rollovers	667,273	61,282
	5,322,380	4,324,150

Total additions	11,910,562	4,710,107

Deductions:
Distributions to participants	6,319,759	5,137,834
Administrative fees	9,864	24,411
Net deductions	6,329,623	5,162,245

Net increase (decrease) before transfer	5,580,939	(452,138)
Transfer from other plan	–	6,760,944
Net assets available for benefits at beginning of year	45,704,483	39,395,677
Net assets available for benefits at end of year	$51,285,422	$45,704,483

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2011

1. Description of the Plan

The following description of the Littelfuse, Inc. 401(k) Retirement and Savings Plan (the Plan) provides general information about the Plan’s provisions. Littelfuse, Inc. (the Company) is the Plan’s sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined-contribution plan, which is optional to all eligible U.S. employees of the Company. Eligible participants are automatically enrolled in the Plan unless they affirmatively decline to participate. The entry date into the Plan is the first day of the month following or coincident with the date of hire.

The Plan is administered by the T. Rowe Price Trust Company (the Trustee) under the direction of the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective September 30, 2011, the Cole Hersee Company 401(k) Savings Plan (Cole Hersee Plan) merged with the Plan. Former Cole Hersee Plan participants are now eligible to participate in the Plan going forward. All Cole Hersee Plan employees who were active on September 30, 2011, became 100% vested. At the date of transfer, Cole Hersee Plan assets of $6,760,944 were transferred into the Plan.

 Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each year, participants may make elective deferral contributions to the Plan in any pay period up to a maximum of 90% of their eligible compensation for that pay period, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. If a participant is automatically enrolled, the participant’s deferral is set at 2% of eligible compensation until changed by the participant. Effective January 1, 2011, for Littelfuse employees, and January 1 2012, for Cole Hersee Plan employees, all eligible participants contributing less than 10% will have their deferral rate increased by 1% annually until they reach 10% or opt out of the automatic increase. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions dollar for dollar up to the first 4% of the participant’s eligible compensation, as defined in the Plan. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Certain plan participants, who meet certain eligibility requirements, will receive an annual non-elective company contribution equal to 5% of their eligible compensation for the plan year. These plan participants are defined as the 60 Point Group. The 60 Point Group is a grandfathered benefit and is not open to future participants. The annual contribution for this group is made regardless of a participant’s deferrals and invested in the same manner as his or her elective deferrals.

Effective January 1, 2012, the Company will make an annual non-safe harbor, non-elective company contribution equal to 2% of eligible compensation for the plan year. The contribution is made to eligible participants employed at the end of the plan year.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, his or her contributions are invested in the applicable lifestyle fund based on the participant’s age until the participant changes his or her election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balance as defined. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon, as well as the Company’s matching and non-elective contributions.

Forfeitures

Forfeited balances of terminated participant accounts are utilized on a prioritized basis in the plan year in which the forfeiture occurs and may be used to reduce future company contributions and administrative expenses. Unallocated forfeiture balances as of December 31, 2012 and 2011, were $14,952 and $15,170, respectively. Forfeitures used to reduce Company contributions and administrative expenses were $28,685 and $22,824 for the years ended December 31, 2012 and 2011, respectively.

Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than two loans outstanding at any point in time.

The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions. If a participant terminates employment with the Company, the entire unpaid principal sum plus accrued interest (plus any other amounts due under the loan) will become immediately due and payable. If the loan is not repaid, it will automatically be treated as a distribution to the participant after three months.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Participants are entitled to receive a distribution of the vested balances in their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59 1/2 may subject the participant to a 10% federal income tax penalty.

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump sum or may elect installment payments on a quarterly or annual basis. A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive a lump-sum distribution equal to his or her vested account balance after three months.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded as earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. The new guidance amends previous guidance to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in the previous guidance. In addition, the new guidance requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011, are as follows:

	2012	2011
T. Rowe Price Prime Reserve Fund	$6,019,098	$6,037,064
T. Rowe Price Growth Stock Fund	5,797,619	5,481,198
T. Rowe Price Equity Income Fund	5,212,749	4,972,292
T. Rowe Price New Horizons Fund	4,869,616	4,542,916
T. Rowe Price New Income Fund	4,332,087	3,950,744
T. Rowe Price Equity Index Trust CL A Fund	3,003,058	-
T. Rowe Price Mid-Cap Growth Fund	2,849,124	2,590,048
Littelfuse, Inc. Common Stock	2,657,002	*
T. Rowe Price Equity Index 500 Fund	-	2,766,372

 *Did not meet 5% threshold.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

For the years ended December 31, 2012 and 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2012	2011

Registered investment companies	$4,091,691	$(962,448)
Littelfuse, Inc. common stock	852,937	(133,612)
Common/collective trust fund	308,846	-
	$5,253,474	$(1,096,060)

4. Fair Value Measurements

In accordance with the FASB ASC Topic 820, Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation technique and inputs used for each major class of assets measured at fair value by the Plan.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Registered investment companies – Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Common stock – Valued at the last reported prices on an active national securities exchange on the last business day of the plan year.

Common/collective trust fund – Valued at the NAV provided by the administrator of the fund. The NAV is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value. There were no liabilities subject to fair value measurements.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$2,657,002	$-	$-	$2,657,002
Registered investment companies:
Money market	6,019,098	-	-	6,019,098
Fixed income	4,332,087	-	-	4,332,087
Equity	22,861,186	-	-	22,861,186
International	2,532,356	-	-	2,532,356
Lifestyle	8,368,222	-	-	8,368,222
Common/collective trust fund	-	3,003,058	-	3,003,058
Investments, at fair value	$46,769,951	$3,003,058	$-	$49,773,009

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$1,969,919	$-	$-	$1,969,919
Registered investment companies:
Money market	6,037,064	-	-	6,037,064
Fixed income	3,950,744	-	-	3,950,744
Equity	24,156,531	-	-	24,156,531
International	2,155,930	-	-	2,155,930
Lifestyle	6,452,575	-	-	6,452,575
Investments, at fair value	$44,722,763	$-	$-	$44,722,763

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated July 18, 2011, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

6. Related-Party Transactions

Littelfuse Inc. Common Stock

Transactions in shares of Littelfuse Inc. common stock qualify as party-in-interest transactions. At December 31, 2012 and 2011, the Plan held 43,056 and 45,833 shares of Littelfuse, Inc. common stock, respectively, representing 5.3% and 4.4%, respectively, of the total net assets of the Plan.

Registered Investment Companies Managed by T. Rowe Price Trust Company

Certain plan investments are shares of registered investment companies managed by the Trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan to the Trustee for investment management services were deducted from the net asset values of shares of registered investment companies held by the Plan.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

7. Administrative Expenses

All administrative and record-keeping fees of the Trustee and certain accounting and legal expenses of the Plan are paid by the Company on behalf of the Plan.

8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN 36-3795742            Plan #002

December 31, 2012

Identity of		Number	Current
Issuer	Description	of Shares	Value

T. Rowe Price*	Prime Reserve Fund	6,019,097	$6,019,098
T. Rowe Price*	Growth Stock Fund	153,457	5,797,619
T. Rowe Price*	Equity Income Fund	197,079	5,212,749
T. Rowe Price*	New Horizons Fund	146,808	4,869,616
T. Rowe Price*	New Income Fund	439,806	4,332,087
T. Rowe Price*	Equity Index Trust CL A	63,678	3,003,058
T. Rowe Price*	Mid-Cap Growth Fund	50,454	2,849,124
Littelfuse, Inc.*	Common Stock	43,056	2,657,002
T. Rowe Price*	International Stock Fund	175,858	2,532,356
T. Rowe Price*	Mid-Cap Value Fund	86,978	2,090,947
T. Rowe Price*	Small-Cap Value Fund	52,110	2,041,131
T. Rowe Price*	Retirement 2015 Fund	154,798	1,993,795
T. Rowe Price*	Retirement 2030 Fund	78,069	1,477,059
T. Rowe Price*	Retirement 2025 Fund	81,975	1,075,515
T. Rowe Price*	Retirement 2020 Fund	54,638	976,934
T. Rowe Price*	Retirement 2040 Fund	43,071	822,222
T. Rowe Price*	Retirement 2035 Fund	45,985	615,276
T. Rowe Price*	Retirement 2005 Fund	45,623	553,859
T. Rowe Price*	Retirement 2045 Fund	21,526	273,592
T. Rowe Price*	Retirement Income Fund	19,221	268,135
T. Rowe Price*	Retirement 2010 Fund	9,199	151,500
T. Rowe Price*	Retirement 2050 Fund	11,128	118,623
T. Rowe Price*	Retirement 2055 Fund	3,958	41,712
			49,773,009
Participant loans*	Loans receivable with varying maturities; interest rate of prime plus 1%		584,377
			$50,357,386

*Indicates party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Littelfuse, Inc.
Littelfuse, Inc. 401(K) Retirement and Savings Plan

Dated: May 28, 2013	By:	/s/ John T. Quille
John T. Quille
Vice President and Chief Accounting Officer
Plan Administrator